

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Jimmy Wayne Anderson
President
Global Technologies Ltd
501 1st Ave N., Suite 901
St. Petersburg, FL 33701

> **Re: Global Technologies, Ltd**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 10, 2022**
> **File No. 000-25668**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14A filed May 10, 2022

General

1. Please update to provide financial statements as of and for the interim periods ended March 31, 2022 and March 31, 2021 in your next amendment. Please revise your Management's Discussion and Analysis of Financial Condition and Results of Operations section to update your disclosure to provide the information covering the periods of your financial statements. Specifically, please provide (i) a pro forma balance sheet as of March 31, 2022, (ii) a pro forma statement of operations for the fiscal period from January 29, 2021 (inception) to June 30, 2021 and (iii) a pro forma statement of operations for the nine-month period ended March 31, 2022. Finally, please remove the pro forma balance sheet as of December 31, 2021 as it is not required.

2. We note you have incorporated by reference your Exchange Act reports. Item 14(e) of Schedule 14A permits incorporation by reference of information required by Item 14(c) of Schedule 14A to the same extent such information is permitted to be incorporated by

reference by Form S-4. Form S-4 allows incorporation by reference where a company meets the requirements of Form S-3. The General Instructions to Form S-3 address the Eligibility Requirements for Use of Form S-3. We note in particular paragraph I.B.1, which requires the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant to be $75 million or more. It does not appear that you are eligible to incorporate your financial statements. Please revise to provide the required financial statements, or provide us further analysis regarding your ability to incorporate by reference.

3.   We note that you intend to issue a pro-rata number of shares of Class A common stock to Tersus Shareholders pursuant to the Exchange Agreement. Please revise your disclosure to provide the approximate number of shares of Class A common stock that you will be issuing based on current outstanding securities and the effect of the stock split.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos at (202) 551-7844 or Erin Purnell at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing